Exhibit (a)(1)(D)

Form of Confirmation Email to Eligible Employees who Submit an Election Form

Birks & Mayors Inc. (“Birks & Mayors”) has received your Election Form by which you elected to accept or reject the Birks & Mayors offer to amend certain outstanding options with respect to some or all of your outstanding eligible options, subject to the terms and conditions of the offer.

If you change your mind, you may change your election to accept or reject the offer with respect to some or all of your eligible options by submitting a new, properly completed and signed Election Form. The new, properly completed and signed Election Form must be delivered no later than 5:00 p.m., Eastern Standard Time, on the offer expiration date, which is expected to be April 16, 2010 (unless the offer is extended), to Hélène Delaney by hand delivery to 1240 Phillips Square, Montréal, Québec, Canada H3B 3H4, via fax at (514) 397-2537, or via email at hdelaney@birksandmayors.com.

Only Election Forms that are properly completed, signed, dated and actually received by Hélène Delaney via hand delivery, fax or email before the offer expires will be accepted. Responses submitted by any other means, including inter-office or U.S. mail (or other post) and FedEx (or similar delivery service), are not permitted. If you have questions about the offer, please direct them to Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.

Please note that Birks & Mayors’ receipt of your Election Form is not by itself an acceptance of your eligible options for amendment. For purposes of the offer, Birks & Mayors will be deemed to have accepted elections to amend that are validly submitted and not properly withdrawn as of when Birks & Mayors gives oral or written notice to the option holders generally of its acceptance for amendment of such options, which notice may be made by email or other form of communication. Birks & Mayors’ formal acceptance of the eligible options is expected to take place promptly after the expiration of the offer.

This notice does not constitute the Offer to Amend Certain Outstanding Options (referred to as the “Offer to Amend”). The full terms of the offer are described in (1) the Offer to Amend; (2) the email from Thomas A. Andruskevich, our President and Chief Executive Officer, dated March 18, 2010; and (3) the Election Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Hélène Delaney by telephone at (514) 397-2573 or email at hdelaney@birksandmayors.com. If you have any questions, please direct them to Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.